Exhibit 77D - Tax-Exempt Portfolio (a series of Cash Account Trust)

At a meeting held September 17-19, 2007, the Board of Trustees of Tax-Exempt Portfolio, a series of Cash Account Trust, approved the following changes regarding the Portfolio, which became effective on or about November 29, 2007:

Increasing the percentage of net assets that can be invested in municipal trust receipts
("MTRs")
to 50% of the Portfolio's net assets from the current limit of 35% of net assets. An additional
10% of the Portfolio's net assets may also be invested in MTRs on a temporary basis at the
Advisor's discretion to manage inflows into the Portfolio.

At a meeting held May 21-22, 2008, the Board of Trustees of Tax-Exempt Portfolio, a series of
Cash Account Trust, approved the following changes regarding the Portfolio, which became effective on or about May 28, 2008:

Amending the non-fundamental investment
policy that limits investments to
instruments with an
effective maturity date of twelve months or less at the time of purchase to allow a maximum maturity of 397 days (approximately 13 months) or less at the time of purchase.




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